Exhibit 99.1
Grupo Financiero Galicia S.A.
CUIT: 30-70496280-7
Autonomous City of Buenos Aires, May 22, 2024.

To: Comisión Nacional de Valores (Argentine Securities Commission)

Ref.: Notice of Material Event, dated April 30, 2024, regarding an administrative procedure filed by the Argentine Securities Commission.

To whom it may concern,

We are writing to inform you regarding the administrative procedure initiated on April 30, 2024, by the Comisión Nacional de Valores (the “CNV”), the Argentine Securities Commission, under case file number 87/2024 (the “Administrative Procedure”), against our subsidiary, Banco de Galicia y Buenos Aires S.A.U. (the “Bank”), six of its directors and three of its trustees; Galicia Securities S.A.U. and its directors and trustees; and Inviú S.A.U. and its directors and trustees.
We inform that, on such date, the Bank was notified of the commencement of the Administrative Procedure which alleges that, through a series of transactions that occurred on February 19, 2024 and February 20, 2024, conducted by and among the Bank, Galicia Securities S.A.U. and Inviú S.A.U., (all entities under the control of the Registrant), the Bank manipulated the market for the Dual Bond that matures on January 25, 2025 (“TDE25”). Specifically, according to the allegations set forth in the Administrative Procedure, the consummation of the noted transactions resulted in the Bank exercising its put right in respect of the TDE25 at an alleged inflated value of VN$ 113 million on February 21, 2024, allegedly exceeding the amount that would have otherwise been payable to the Bank had the transactions on February 19th and 20th not occurred. The CNV alleges that the arranged transactions infringed Article 117, subsection "b" of the Argentine Capital Market Law No. 26,831, Article 2, subsections "a," "b," and "c" of Section II of Chapter III of Title XII of the CNV Standards, and Article 59 of the Argentine Commercial Companies Law No. 19,550. The Administrative Procedure estimates the fine to be due and payable by the Bank, to the extent that the position of the CNV prevails, at AR$ 23,072 million.
The Bank and the other defendants are currently analyzing the substance of the Administrative Procedure both internally and with external counsel and are in the process of preparing their respective response to such allegations. Additionally, the Bank expects to book a reserve in connection with the potential outcome of such a proceeding.

Exhibit 99.1

Any unfavorable resolution of the Administrative Procedure is not expected to have a material adverse effect on the Registrant’s results of operations.

Yours faithfully,

A. Enrique Pedemonte Attorney in fact
Grupo Financiero Galicia S.A.

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183